Exhibit 12.1.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. (unaudited) (dollars in thousands)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Income (loss)	$78,464	$52,419	$89,724	$9,804	$15,063
Provision for (benefit from) income taxes	46,797	31,310	(39,574)	9,041	8,729

Income (loss) before income taxes	$125,261	$83,729	$50,150	$18,845	$23,792

Fixed charges:
Interest expensed	$35,505	$24,429	$26,194	$32,406	$44,577
Amortization of deferred financing costs and discount	1,742	1,174	1,134	2,241	8,351
Estimated interest factor on operating leases	1,307	1,037	1,006	1,010	1,016

Total fixed charges	38,554	26,640	28,334	35,657	53,944

Earnings:
Income (loss) before income taxes	125,261	83,729	50,150	18,845	23,792
Fixed charges	38,554	26,640	28,334	35,657	53,944

Total earnings	$163,815	$110,369	$78,484	$54,502	$77,736

Ratio of earnings to fixed charges	4.25	4.14	2.77	1.53	1.44